[LETTERHEAD OF CENTRA]
March 14, 2007
Via Edgar
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-5561
Attention:	Lisa Haynes, Senior Staff Accountant Division of Corporation Finance Mail Stop 4561
Re:	Centra Financial Holdings, Inc. Item 4.02 Form 8-K filed March 8, 2007 File No. 000-49699
Dear Ms. Haynes:
     Thank you for your letter dated March 9, 2007, commenting upon the above-referenced Form 8-K. Please be advised that we have filed an amendment to the Form 8-K in response to the staff’s comments. Additionally, we respond to the staff’s comments below:
     Comment 1: Please revise your Form 8-K to clarify who concluded that your previously issued financial statements should no longer be relied upon (i.e. board of directors, a committee of the board of directors or the officers of the company authorized to take such action).
     Response 1: We have revised our Form 8-K to clarify that the Company’s management (authorized to take such action), concluded that the previously issued interim financial statements should no longer be relied upon. At the time of discovering the error, management determined that it was important to file a Form 8-K as soon as possible. Management determined that it was in the best interests of the Company and the Company’s shareholders to provide the information to the investing public regarding the error in calculation of earnings per share as soon as possible as opposed to waiting until after the Company’s full audit committee meeting. The Company’s regularly scheduled audit committee meeting was held on March 14, 2007. This matter was discussed at the audit committee meeting with the Company’s independent registered public accounting firm. The audit committee ratified management’s conclusion that the

March 15, 2007

Company’s previously issued interim financial statements should no longer be relied upon due to the error in calculation of earnings per share.
     Comment 2: Please revise your Form 8-K to include a statement about whether the audit committee discussed the non-reliance of previously issued financial statements with your independent accountant.
     Response 2: We have revised our Form 8-K to include the foregoing information, and in addition, to include disclosure that indicates that management and the audit committee discussed the previously issued interim financial statements with the Company’s independent registered public accounting firm.
     Comment 3: Please revise your Form 8-K to describe your plans for filing an amended Form 10-Q for the three and nine month period ended September 30, 2006 (including estimated filing date).
     Response 3: The Company expects to file an amendment to its Form 10-Q for the three and nine-month periods ended September 30, 2006, on March 15, 2007, which allowed management the opportunity to discuss the amended filing with the Company’s audit committee at its regularly scheduled meeting and with the independent registered public accounting firm at that meeting.
     Comment 4: Please tell us if your certifying officers have considered the effect of the error on the adequacy of your previous disclosures regarding internal controls and the effectiveness of disclosure controls and procedures as of the end of the period covered by your Form 10-Q for the period ended September 30, 2006. Additionally, tell us what affect the error had on your current evaluation of disclosure controls and procedures as of the end of your fiscal year ended December 31, 2006.
     Response 4: The Company’s certifying officers have considered the effect of the error on the adequacy of the Company’s previous disclosures regarding internal controls and the effectiveness of disclosure controls and procedures as of the end of the period covered by the Form 10-Q for the period ended September 30, 2006. The Company’s management believes that its internal controls are adequate as the computational error was limited solely to the computation of the Basic Weighted Average Shares Outstanding for the third quarter of 2006 and was discovered by management during its process of completing the Basic Weighted Average Shares Outstanding for the fourth quarter of 2006, which is evidenced by management discovering the error during the preparation of the following quarter’s filing. However, in response to the computational error, management further strengthened its review procedures during the fourth quarter of 2006. Accordingly, management also believes that the current evaluation of disclosure controls and procedures as of the end of the fiscal year ended December 31, 2006, are adequate.

March 15, 2007

     Please advise us if you have any further questions or comment.
Sincerely,
/s/ Kevin D. Lemley
Kevin D. Lemley
Vice President and Treasurer